                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                 MARINEMAX, INC.

             (Exact name of registrant as specified in its charter)

      Delaware                                                   59-3496957
(State of incorporation                                       (I.R.S. Employer
   or organization)                                          Identification No.)

18167 US 19 North, Suite 499,
    Clearwater, Florida                                             33764
   (Address of principal                                          (Zip Code)
    executive offices)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box./X/

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box./ /

Securities Act registration statement file number to which this form relates:
333-47873
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                          Name of Each Exchange on which Each
to be so Registered                          Class is to be Registered

Common Stock, $.001 Par Value                New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant's Securities to be Registered

         Common Stock, $0.001 Par Value

         The capital stock of MarineMax, Inc. (the "Company" or "Registrant") to be registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") is the Registrant's Common Stock, par value $0.001 per share (the "Common Stock"). The Common Stock will be listed on the New York Stock Exchange (the "NYSE").

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Company's board of directors (the "Board of Directors") from time to time out of legally available funds. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to prior rights of holders of any preferred stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences and privileges of the holders of Common Stock will be subject to the rights of the holders of shares of any series of preferred stock that the Company may issue in the future.

         The provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law (the "Delaware GCL") summarized below may have the effect of discouraging, delaying, or preventing hostile takeovers, including those that might result in a premium over the market price, or discouraging, delaying, or preventing changes in control or management of the Company.

         The Company is subject to the provisions of Section 203 of the Delaware GCL. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either
(i) prior to the date at which the stockholder became an interested stockholder, the Board of Directors approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becomes an interested stockholder, the stockholder owned at least 85 percent of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans), or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15 percent or more of the corporation's voting stock.
Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

         The Company's Restated Certificate of Incorporation and Bylaws divide the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. In accordance with the Delaware General Corporation Law and the Restated Certificate of Incorporation, directors serving on classified boards of directors may only be removed from office for cause and only by the affirmative vote of sixty six and two-thirds percent or more of the combined voting power of the then issued and outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class. These provisions could, under certain circumstances, operate to delay, defer, or prevent a change in control of the Company.

         The Company's Restated Certificate of Incorporation and Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include (a) the authority of the Board of Directors to fill vacancies on the Board of Directors and (b) the authority of the Board of Directors to issue preferred stock in series with such voting rights and other powers as the Board of Directors may determine.

Item 2. Exhibits.

Exhibit No.       Description

    3.1           Restated Certificate of Incorporation of the Registrant(1)

    3.2           Bylaws of the Registrant(1)

    4.1 Specimen of Stock Certificate representing shares of Common Stock, par value $0.001 per share, of the Registrant(1)

-----------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-47873).

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 28, 1998                          MARINEMAX, INC.

                                             By:  /s/ William H. McGill, Jr.
                                                 -------------------------------
                                                      William H. McGill, Jr.
                                                      Chairman of the Board,
                                                      President
                                                      Chief Executive Officer